BeautyKind Holdings, Inc.

6101 W. Centinela Ave, Ste. 394

Culver City, CA 90230

April 13, 2016

VIA EDGAR

Pamela A. Long, Assistant Director

Mail Stop 4631

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BeautyKind Holdings, Inc.

Amendment 3 to Offering Statement on Form 1-A

Filed April 4, 2016

File No. 24-10524

Dear Ms. Long:

BeautyKind Holdings, Inc. (the “Company”) is in receipt of your comment letter dated April 8, 2016 regarding the above referenced filing. As requested in your letter, we have provided the following responses to the questions raised by the staff and in connection with such responses, we are filing Amendment No. 4 to the Offering Statement Form 1-A to provide, among other things, additional disclosures in response to the staff’s comments. For your convenience, the matters are listed below, followed by the Company’s responses:

Cover Page

1.	The cover page to the offering circular states that ‘prior to the qualification by the SEC,’ you will convert to a Delaware corporation. Disclosure on page 7 and elsewhere show the number of shares the company would have outstanding assuming a conversion date prior to April 2, 2016. Please update your disclosure as necessary prior to qualification to clarify whether the conversion has taken place and to reflect your corporate status.

RESPONSE:	In response to the staff’s comment, the Company has revised the disclosures throughout the offering circular to disclose that on April 12, 2016, the Company converted from a Texas limited liability company to a Delaware corporation. In addition, the Company has revised the disclosures in the Offering Statement to state how many shares the Company had outstanding as of the conversion date of April 12, 2016.

Pamela A. Long, Assistant Director

Securities and Exchange Commission

April 13, 2016

Financial Statements for the Period from August 6, 2014 (date of inception) through January 31, 2015

Note B – Significant Accounting Policies, page F-6

Cost of Revenues, page F-8

2.	We have reviewed your response to prior comment 12. We note you have concluded that the most appropriate characterization of your rewards program is as a cost of revenues rather than a reduction in revenues. As such, please enhance your disclosure here and on page F-20 to clarify that cost of revenues also includes the costs related to your rewards program.

RESPONSE:	In response to the staff’s comment, the Company has revised its disclosures on page F-6 and F-20 to clarify that cost of revenues also includes costs related to the Company’s rewards program.

Sincerely,

BeautyKind, LLC

By:	/s/ John Hilburn Davis, IV
Name:	John Hilburn Davis, IV
Title:	Chief Executive Officer

2